February 29, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Northeast Utilities Service Company Quarterly Report Relating to Electric Power Brokering and Marketing Activities (File No. 70-8641)

Gentlemen:

Filed herewith (via EDGAR), on behalf Northeast Utilities Service Company ("NUSCO") is NUSCO's quarterly report relating to NUSCO's above mentioned activities during the fourth quarter ended December 31, 1999. This report is filed pursuant to Rule 24 under the Public Utility Holding Company Act of 1935 (HCAR. No. 26359; File No. 70-8641).

Please direct questions or comments regarding the enclosed filing to the undersigned.

                                         Very truly yours,

                                         /s/ John J. Roman

Enclosure
c: Mr. Robert P. Wason





                              UNITED STATES OF AMERICA
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

Application of Northeast     )
Utilities Service Company,   )
The Connecticut Light and    )
Power Company, Public        )
Service Company of New       )    CERTIFICATE PURSUANT TO
Hampshire, Holyoke Water     )    RULE 24 UNDER THE PUBLIC
Power Company and            )    UTILITY HOLDING COMPANY ACT
Western Massachusetts        )    OF 1935
Electric Company             )
on Form U-1                  )
(File No. 70-8641)           )


Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR. No. 26359; August 18,1995, File No. 70-
8641)("Order").

For the fourth quarter ended December 31, 1999, the revenues and expenses for each activity to be reported pursuant to the Order are as follows.

                                           (Thousands of Dollars)
                                           ----------------------
ACTIVITY
--------

BROKERING:
  Revenues                                          NONE
  Expenses                                          NONE

MARKETING:
  Revenues:                                     $  18,840

Expenses:
Purchased power                                 $  16,736
Transmission                                    $      63
Other                                           $     100
Total                                           $  16,899



                                SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                      /s/ John J. Roman
                                          Vice President and Controller
                                          Northeast Utilities Service Company
                                          P.O. Box 270
                                          Hartford, CT 06141-0270
                                          February 29, 2000